Lang Michener LLP
BARRISTERS & SOLICITORS

Vancouver Toronto Ottawa	1500 - 1055 West Georgia Street, P.O. Box 11117 Vancouver, British Columbia, Canada V6E 4N7 Telephone (604) 689-9111 Facsimile (604) 685-7084

File Number: 57429-8

Web site: www.langmichener.com

Direct Line: (604) 691-7493
Direct Fax Line: (604) 893-2398
E-Mail: hono@lmls.com

December 16, 2005

VIA EDGAR AND Delivered

U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Mail Stop 20549-0407
Washington, DC
United States of America 20549

Attention:           Office of Small Business

Dear Sirs/Mesdames:

InfraBlue (US) Inc.

Registration Statement on Form SB-2

On behalf of InfraBlue (US) Inc. (the "Company"), we enclose five copies of the Company's Registration Statement on Form SB-2 (the "Registration Statement") in respect of a secondary offering of shares of the Company's common stock under the Securities Act of 1933, as amended (the "Act"). We confirm that the Registration Statement was originally transmitted to the Securities and Exchange Commission (the "SEC") for filing via EDGAR on December 16, 2005. The signature page of the Registration Statement was manually executed prior to the time of the electronic filing, and we have advised the Company that the original must be retained for five years.

We have caused a total of $325 to be wired to the SEC's account at Mellon Bank, to be applied to the registration fee. This amount exceeds the actual filing fee of $267.25.

We ask that the Company be permitted at the appropriate time to request that acceleration of the effective date of the Registration Statement be made orally or by facsimile in accordance with Rule 461(a) of Regulation C (the "Rule"). We have been instructed to confirm, pursuant to the Rule, that the Company is aware of its obligations under the Act.

If you have any questions regarding the Registration Statement, please contact the undersigned at (604) 691-7493.

Yours truly,

/s/Herbert I. Ono

Herbert (Herb) I. Ono
for LANG MICHENER LLP

HIO/mly
Enclosures